BALIUS CORP.

38 Sea View Park

Cliffoney, Co. Sligo, Ireland

Tel. 353851997078

Email: Baliuscorp@yahoo.com

April 12, 2013

Ms. Sonia Bednarowski,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Balius Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 1, 2013

File No. 333-186330

Dear Ms. Bednarowski:

Balius Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's additional comments, dated April 11, 2013 (the "Comment Letter"), with reference to the Company's amendment number 2 to registration statement on Form S-1 filed with the Commission on April 1, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Exhibit 23 should be filed rather than incorporated by reference. Please do so in your next submission.

Our response: We have filed exhibit 23.1 with our Amendment No.3.

Prospectus Summary, page 5

Balius Corp., page 5

2. We note your response to our prior comment 2 that you have begun to offer your horse through your president’s “connections in the equine industry.” Please revise to clarify how you have been offering your horse to potential clients. In this regard, we note that your business plan on page 20 describes several different methods of offering horses to the public. If the methods by which you are offering this horse are not representative of the methods contemplated in your business plan, please revise to make this clear.

Our response: We have revised to clarify how you have been offering your horse to potential clients.

3. We note your response to our prior comment 3 that you have revised your disclosure on page 5 to provide cross-references to the definitions for the terms “ground training,” “ground manners” and “eventing.” However, we were unable to find such cross-references on page 5. Please revise to include these references so that investors will know where in your prospectus they can find the definition for such terms.

Our response: We have revised to provide a cross-reference to definitions for the terms “ground training,” “ground manners” and “eventing” on page 19.

4. Refer to the fourth paragraph on page 5. You characterize the agreement with Thomas Cassidy as a “lease.” Please explain to us why you believe it is appropriate to characterize this agreement as a lease. We note in this regard that it does not appear that this agreement grants possessory rights to you, the agreement can be terminated by either party at any time without notice, it does not appear you will incur rent expenses in connection with the agreement, you have included this in your description of properties, and you have not filed as an exhibit to the registration statement any writing evidencing a lease.

Our response: We have revised to delete the characteristic of the agreement with Thomas Cassidy as a “lease.”

Description of Business, page 19

Our Business, page 19

5. We note your revised disclosure on page 19 that “[y]oung horses with a good pedigree that have large competition winners in their bloodline will cost [you] at the higher end of [your] price range” and that young horses with parents that “showed good results but never won any competitions will cost [you] at the lower end of [your] price range.” Please place this disclosure in context by clarifying what you mean by “large competition” and “good results.”

Our response: We have clarified what we mean by “large competition” and “good results.”

Please direct any further comments or questions you may have to the company at Baliuscorp@yahoo.com

Thank you.

Sincerely,

/S/ Vitaliy Gladky

Vitaliy Gladky, President

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